SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (b)

(Amendment No. __)*

E-Commerce China Dangdang Inc.

(Name of Issuer)

American Depositary Shares, each representing

Five Class A Common Shares, par value $0.0001 per Share

(Title of Class of Securities)

26833A105

(CUSIP Number)

December 31, 2010

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐

Rule 13d-1(b)

☐

Rule 13d-1(c)

☒

Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

Page 1 of 17 Pages

Exhibit Index Contained on Page 15

CUSIP NO. 26833A105 13 G Page 2 of 17

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON DCM IV, L.P. (“DCM IV”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER
24,693,430 shares[1], except that DCM Investment Management IV, L.P. (“GP IV”), the general partner of DCM IV, and DCM International IV, Ltd. (“UGP IV”), the general partner of GP IV, may be deemed to have sole power to vote these shares, and K. David Chao (“Chao”), Dixon R. Doll (“Doll”), Peter W. Moran (“Moran”) and Thomas Blaisdell (“Blaisdell”), the directors of UGP IV, may be deemed to have shared power to vote these shares.

	6	SHARED VOTING POWER See response to row 5.
7

SOLE DISPOSITIVE POWER
24,693,430 shares[1], except that GP IV, the general partner of DCM IV, and UGP IV, the general partner of GP IV, may be deemed to have sole power to dispose of these shares, and Chao, Doll, Moran and Blaisdell, the directors of UGP IV, may be deemed to have shared power to dispose of these shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,693,430
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 19.1%
12	TYPE OF REPORTING PERSON* PN

1 Consists of 24,693,430 Class B common shares held directly by DCM IV.  Each Class B common share is convertible at the option of the holder into one Class A common share.

CUSIP NO. 26833A105 13 G Page 3 of 17

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON DCM Affiliates Fund IV, L.P. (“Aff IV”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER
627,980 shares[2], except that GP IV, the general partner of Aff IV, and UGP IV, the general partner of GP IV, may be deemed to have sole power to vote these shares, and Chao, Doll, Moran and Blaisdell, the directors of UGP IV, may be deemed to have shared power to vote these shares.

	6	SHARED VOTING POWER See response to row 5.
7

SOLE DISPOSITIVE POWER
627,980 shares[2], except that GP IV, the general partner of Aff IV, and UGP IV, the general partner of GP IV, may be deemed to have sole power to dispose of these shares, and Chao, Doll, Moran and Blaisdell, the directors of UGP IV, may be deemed to have shared power to dispose of these shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 627,980
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.5%
12	TYPE OF REPORTING PERSON* PN

2 Consists of 627,980 Class B common shares held directly by Aff IV.  Each Class B common share is convertible at the option of the holder into one Class A common share.

CUSIP NO. 26833A105 13 G Page 4 of 17

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON DCM Investment Management IV, L.P. (“GP IV”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER
25,321,410 shares[3], of which 24,693,430 are directly owned by DCM IV and 627,980 are directly owned by Aff IV.  GP IV, the general partner of DCM IV and Aff IV, may be deemed to have sole power to vote these shares, except that UGP IV, the general partner of GP IV, may be deemed to have sole power to vote these shares, and Chao, Doll, Moran and Blaisdell, the directors of UGP IV, may be deemed to have shared power to vote these shares.

	6	SHARED VOTING POWER See response to row 5.
7

SOLE DISPOSITIVE POWER
25,321,410 shares[3], of which 24,693,430 are directly owned by DCM IV and 627,980 are directly owned by Aff IV.  GP IV, the general partner of DCM IV and Aff IV, may be deemed to have sole power to dispose of these shares, except that UGP IV, the general partner of GP IV, may be deemed to have sole power to dispose of these shares, and Chao, Doll, Moran and Blaisdell, the directors of UGP IV, may be deemed to have shared power to dispose of these shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 25,321,410
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 19.5%
12	TYPE OF REPORTING PERSON* PN

3 Consists of 25,321,410 Class B common shares held indirectly by GP IV.  Each Class B common share is convertible at the option of the holder into one Class A common share.

CUSIP NO. 26833A105 13 G Page 5 of 17

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON DCM International IV, Ltd. (“UGP IV”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER
25,321,410 shares[4], of which 24,693,430 are directly owned by DCM IV and 627,980 are directly owned by Aff IV.  UGP IV is the general partner of GP IV, the general partner of each of DCM IV and Aff IV, and may be deemed to have sole voting power with respect to such shares, except GP IV, the general partner of each of DCM IV and Aff IV, may be deemed to have sole power to vote these shares, and Chao, Doll, Moran and Blaisdell, the directors of UGP IV, may be deemed to have shared power to vote these shares.

	6	SHARED VOTING POWER See response to row 5.
7

SOLE DISPOSITIVE POWER
25,321,410 shares[4], of which 24,693,430 are directly owned by DCM IV and 627,980 are directly owned by Aff IV.  UGP IV is the general partner of GP IV, the general partner of each of DCM IV and Aff IV, and may be deemed to have sole power to dispose of such shares, except GP IV, the general partner of each of DCM IV and Aff IV, may be deemed to have sole power to dispose of these shares, and Chao, Doll, Moran and Blaisdell, the directors of UGP IV, may be deemed to have shared power to dispose of these shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 25,321,410
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 19.5%
12	TYPE OF REPORTING PERSON* OO

4 Consists of 25,321,410 Class B common shares held indirectly by UGP IV.  Each Class B common share is convertible at the option of the holder into one Class A common share.

CUSIP NO. 26833A105 13 G Page 6 of 17

1	NAME OF REPORTING PERSON K. David Chao (“Chao”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Japanese Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares.
6

SHARED VOTING POWER
25,321,410 shares[5], of which 24,693,430 are directly owned by DCM IV and 627,980 are directly owned by Aff IV.  Chao is a director of UGP IV, the general partner of GP IV, the general partner of each of DCM IV and Aff IV, and may be deemed to have shared power to vote these shares.

	7	SOLE DISPOSITIVE POWER 0 shares.
8

SHARED DISPOSITIVE POWER
25,321,410 shares[5], of which 24,693,430 are directly owned by DCM IV and 627,980 are directly owned by Aff IV.  Chao is a director of UGP IV, the general partner of GP IV, the general partner of each of DCM IV and Aff IV, and may be deemed to have shared power to dispose of these shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 25,321,410
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 19.5%
12	TYPE OF REPORTING PERSON* IN

5 Consists of 25,321,410 Class B common shares held indirectly by Chao.  Each Class B common share is convertible at the option of the holder into one Class A common share.

CUSIP NO. 26833A105 13 G Page 7 of 17

1	NAME OF REPORTING PERSON Dixon R. Doll (“Doll”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares.
6

SHARED VOTING POWER
25,321,410 shares[6], of which 24,693,430 are directly owned by DCM IV and 627,980 are directly owned by Aff IV.  Doll is director of UGP IV, the general partner of GP IV, the general partner of each of DCM IV and Aff IV, and may be deemed to have shared power to vote these shares.

	7	SOLE DISPOSITIVE POWER 0 shares.
8

SHARED DISPOSITIVE POWER
25,321,410 shares[6], of which 24,693,430 are directly owned by DCM IV and 627,980 are directly owned by Aff IV.  Doll is a director of UGP IV, the general partner of GP IV, the general partner of each of DCM IV and Aff IV, and may be deemed to have shared power to dispose of these shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 25,321,410
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 19.5%
12	TYPE OF REPORTING PERSON* IN

6 Consists of 25,321,410 Class B common shares held indirectly by Doll.  Each Class B common share is convertible at the option of the holder into one Class A common share.

CUSIP NO. 26833A105 13 G Page 8 of 17

1	NAME OF REPORTING PERSON Peter W. Moran (“Moran”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares.
6

SHARED VOTING POWER
25,321,410 shares[7], of which 24,693,430 are directly owned by DCM IV and 627,980 are directly owned by Aff IV.  Moran is a director of UGP IV, the general partner of GP IV, the general partner of each of DCM IV and Aff IV, and may be deemed to have shared power to vote these shares.

	7	SOLE DISPOSITIVE POWER 0 shares.
8

SHARED DISPOSITIVE POWER
25,321,410 shares[7], of which 24,693,430 are directly owned by DCM IV and 627,980 are directly owned by Aff IV.  Moran is a director of UGP IV, the general partner of GP IV, the general partner of each of DCM IV and Aff IV, and may be deemed to have shared power to dispose of these shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 25,321,410
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 19.5%
12	TYPE OF REPORTING PERSON* IN

7 Consists of 25,321,410 Class B common shares held indirectly by Moran.  Each Class B common share is convertible at the option of the holder into one Class A common share.

CUSIP NO. 26833A105 13 G Page 9 of 17

1	NAME OF REPORTING PERSON Thomas Blaisdell (“Blaisdell”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares.
6

SHARED VOTING POWER
25,321,410 shares[8], of which 24,693,430 are directly owned by DCM IV and 627,980 are directly owned by Aff IV.  Blaisdell is a director of UGP IV, the general partner of GP IV, the general partner of each of DCM IV and Aff IV, and may be deemed to have shared power to vote these shares.

	7	SOLE DISPOSITIVE POWER 0 shares.
8

SHARED DISPOSITIVE POWER
25,321,410 shares[8], of which 24,693,430 are directly owned by DCM IV and 627,980 are directly owned by Aff IV.  Blaisdell is a director of UGP IV, the general partner of GP IV, the general partner of each of DCM IV and Aff IV, and may be deemed to have shared power to dispose of these shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 25,321,410
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 19.5%
12	TYPE OF REPORTING PERSON* IN

8 Consists of 25,321,410 Class B common shares held indirectly by Blaisdell.  Each Class B common share is convertible at the option of the holder into one Class A common share.

CUSIP NO. 26833A105 13 G Page 10 of 17

ITEM 1(A).

NAME OF ISSUER

E-commerce China Dangdang Inc.

ITEM 1(B).

ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES

4/F, Tower C, The 5th Square,

No.7 Chaoyangmen North Avenue,

Dongcheng District

Beijing 100010

People’s Republic of China

ITEM 2(A).

NAME OF PERSONS FILING

This Schedule 13G is filed by DCM IV, L.P., a Cayman Islands exempted limited partnership (“DCM IV”), DCM Affiliates Fund IV, L.P., a Cayman Islands exempted limited partnership (“Aff IV”), DCM Investment Management IV, L.P., a Cayman Islands exempted limited partnership (“GP IV”), and DCM International IV, Ltd., a Cayman Islands limited company (“UGP IV”), and K. David Chao (“Chao”), Dixon R. Doll (“Doll”), Peter W. Moran (“Moran”) and Thomas Blaisdell (“Blaisdell”).  The foregoing entities and individuals are collectively referred to as the “Reporting Persons.”

GP IV, the general partner of DCM IV, and Aff IV, may be deemed to have sole power to vote and sole power to dispose of shares of the issuer directly owned by DCM IV and Aff IV.  UGP IV, the general partner of GP IV, may be deemed to have sole power to vote and sole power to dispose of shares of the issuer directly owned by DCM IV and Aff IV.  Chao, Doll, Moran and Blaisdell are directors of UGP IV and may be deemed to have shared power to vote and shared power to dispose of shares of the issuer directly owned by DCM IV and Aff IV.

ITEM 2(B).

ADDRESS OF PRINCIPAL OFFICE

The address for each of the Reporting Persons is:

DCM

2420 Sand Hill Road

Suite 200

Menlo Park, California  94025

ITEM 2(C)

CITIZENSHIP

DCM IV, Aff IV and GP IV are Cayman Islands exempted limited partnerships.  UGP IV is a Cayman Islands limited company.  Doll, Moran and Blaisdell are United States citizens.  Chao is a Japanese citizen.

ITEM 2(D) AND (E).

TITLE OF CLASS OF SECURITIES AND CUSIP NUMBER

American Depositary Shares (ADS)

Each ADS represents an ownership interest in five Class A common shares.  The Reporting Persons currently hold Class B common shares, which are convertible into Class A common shares at any time by the holder thereof and then may be deposited with the depositary for ADSs.

CUSIP # 26833A105

CUSIP NO. 26833A105 13 G Page 11 of 17

ITEM 3.

Not Applicable

ITEM 4.

OWNERSHIP

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)

Amount beneficially owned:

See Row 9 of cover page for each Reporting Person.

(b)

Percent of Class:

See Row 11 of cover page for each Reporting Person.

(c)

Number of shares as to which such person has:

(i)

Sole power to vote or to direct the vote:

See Row 5 of cover page for each Reporting Person.

(ii)

Shared power to vote or to direct the vote:

See Row 6 of cover page for each Reporting Person.

(iii)

Sole power to dispose or to direct the disposition of:

See Row 7 of cover page for each Reporting Person.

(iv)

Shared power to dispose or to direct the disposition of:

See Row 8 of cover page for each Reporting Person.

ITEM 5.

OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

Not applicable.

ITEM 6.

OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Under certain circumstances, set forth in the limited partnership agreements of DCM IV, Aff IV, and GP IV, and the memorandum and articles of association of UGP IV, the general and limited partners or directors, as the case may be, of each of such entities may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of the issuer owned by each such entity of which they are a general partner, limited partner, or director.

CUSIP NO. 26833A105 13 G Page 12 of 17

ITEM 7.

IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

Not applicable.

ITEM 8.

IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable.

ITEM 9.

NOTICE OF DISSOLUTION OF GROUP.

Not applicable

ITEM 10.

CERTIFICATION.

Not applicable

CUSIP NO. 26833A105 13 G Page 13 of 17

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 11, 2011

DCM IV, L.P.

By:  DCM INVESTMENT MANAGEMENT IV, L.P.

Its General Partner

By:  DCM INTERNATIONAL IV, LTD.

Its General Partner

By:    /s/ K. David Chao

K. David Chao

Director

DCM AFFILIATES FUND IV, L.P.

By:  DCM INVESTMENT MANAGEMENT IV, L.P.

Its General Partner

By:  DCM INTERNATIONAL IV, LTD.

Its General Partner

By:    /s/ K. David Chao

K. David Chao

Director

DCM INVESTMENT MANAGEMENT IV, L.P.

By:  DCM INTERNATIONAL IV, LTD.

Its General Partner

By:    /s/ K. David Chao

K. David Chao

Director

DCM INTERNATIONAL IV, LTD.

By:    /s/ K. David Chao

K. David Chao

Director

CUSIP NO. 26833A105 13 G Page 14 of 17

K. DAVID CHAO

By:    /s/ K. David Chao

K. David Chao

DIXON R. DOLL

By:    /s/ Dixon R. Doll

Dixon R. Doll

PETER W. MORAN

By:    /s/ Peter W. Moran

Peter W. Moran

THOMAS BLAISDELL

By:    /s/ Thomas Blaisdell

Thomas Blaisdell

CUSIP NO. 26833A105 13 G Page 15 of 17

EXHIBIT INDEX

Found on Sequentially
Exhibit	Numbered Page
Exhibit A: Agreement of Joint Filing	16

CUSIP NO. 26833A105 13 G Page 16 of 17

EXHIBIT A

Agreement of Joint Filing

The undersigned hereby agree that a single Schedule 13G (or any amendment thereto) relating to the Common Stock of shall be filed on behalf of each of the undersigned and that this Agreement shall be filed as an exhibit to such Schedule 13G.

Date:  February 11, 2011

DCM IV, L.P.

By:  DCM INVESTMENT MANAGEMENT IV, L.P.

Its General Partner

By:  DCM INTERNATIONAL IV, LTD.

Its General Partner

By:    /s/ K. David Chao

K. David Chao

Director

DCM AFFILIATES FUND IV, L.P.

By:  DCM INVESTMENT MANAGEMENT IV, L.P.

Its General Partner

By:  DCM INTERNATIONAL IV, LTD.

Its General Partner

By:    /s/ K. David Chao

K. David Chao

Director

DCM INVESTMENT MANAGEMENT IV, L.P.

By:  DCM INTERNATIONAL IV, LTD.

Its General Partner

CUSIP NO. 26833A105 13 G Page 17 of 17

By:    /s/ K. David Chao

K. David Chao

Director

DCM INTERNATIONAL IV, LTD.

By:    /s/ K. David Chao

K. David Chao

Director

K. DAVID CHAO

By:    /s/ K. David Chao

K. David Chao

DIXON R. DOLL

By:    /s/ Dixon R. Doll

Dixon R. Doll

PETER W. MORAN

By:    /s/ Peter W. Moran

Peter W. Moran

THOMAS BLAISDELL

By:    /s/ Thomas Blaisdell

Thomas Blaisdell